Exhibit 99.1

360 DigiTech Announces Fourth Quarter 2021 and Full Year 2021 Unaudited Financial Results

and Declares Quarterly Dividend

Shanghai, March 10, 2022, 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a leading financial technology platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Business Highlights

•	As of December 31, 2021, our digital platform has connected 119 financial institutional partners and 188.2 million consumers*1 with potential credit needs, cumulatively, an increase of 15.7% from 162.6 million a year ago.
•	Cumulative users with approved credit lines*2 were 38.5 million as of December 31, 2021, an increase of 24.6% from 30.9 million as of December 31, 2020.
•	Cumulative borrowers with successful drawdown, including repeat borrowers was 24.3 million as of December 31, 2021, an increase of 23.4% from 19.7 million as of December 31, 2020.
•	In the fourth quarter of 2021, financial institutional partners originated 20,819,996 loans*3, totaling RMB96,910 million*4 through our platform, an increase of 40.4% from RMB69,045 million in the same period of 2020.
•	Out of those loans originated by financial institutions, RMB51,866 million was under capital-light model and other technology solutions, representing 53.5% of the total, an increase of 120.2% from RMB23,550 million in the same period of 2020.
•	Total outstanding balance*5 of the loans originated by financial institutional partners through our platform was RMB141,987 million as of December 31, 2021, an increase of 54.2% from RMB92,075 million as of December 31, 2020.
•	RMB77,268 million of such loan balance was under capital-light model and other technology solutions, an increase of 163.2% from RMB29,357 million as of December 31, 2020.
•	Financial institutions granted approximately RMB9.3 billion credit lines to small and micro-sized enterprises owners (SME Owners)*6 through our platform in the fourth quarter of 2021, an increase of 16.3% from approximately RMB8.0 billion in the prior quarter.
•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the fourth quarter of 2021 was approximately 10.33 months, compared with 10.41 months in the same period of 2020.
•	90 day+ delinquency ratio*7 of loans originated by financial institutions across our platform was 1.54% as of December 31, 2021.
•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the fourth quarter of 2021 was 87.3%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

3 Including 7,405,777 loans across “V-pocket”, and 13,414,219 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions. “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company do not provide post-loan risk management nor bear principal risk.

5 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

6 SME loans are Loans issued to SME Owners with e-commerce operations, with business sales receipt, and/or with business taxation record.

7 “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Fourth Quarter 2021 Financial Highlights

•	Total net revenue increased by 32.5% to RMB4,422.1 million (US$693.9 million) from RMB3,337.5 million in the same period of 2020.
•	Income from operations increased by 19.4% to RMB1,481.6 million (US$232.5 million) from RMB1,241.3 million in the same period of 2020.
•	Non-GAAP*9 income from operations increased by 14.1% to RMB1,539.1 million (US$241.5 million) from RMB1,349.1 million in the same period of 2020.
•	Operating margin was 33.5%. Non-GAAP operating margin was 34.8%.
•	Net income increased by 8.4% to RMB1,305.3 million (US$204.8 million) from RMB1,204.4 million in the same period of 2020.
•	Non-GAAP net income increased by 3.9% to RMB1,362.9 million (US$213.9 million) from RMB1,312.1 million in the same period of 2020.
•	Net income attributed to the Company increased by 9.8% to RMB1,322.6 million (US$207.5 million) from RMB1,204.8 million in the same period of 2020.
•	Net income margin was 29.5%. Non-GAAP net income margin was 30.8%.

Full Year 2021 Operational Highlights

•	Total loan facilitation and origination volume in 2021 was RMB357,103 million, representing an increase of 44.7% from RMB246,758 million in 2020. Loan facilitation volume under capital-light model within Platform Services was RMB194,225 million, an increase of 179.4% from RMB69,524 million in 2020.
•	The weighted average contractual tenor of loans facilitated and originated was 10.62 months in full year 2021, compared with 9.72 months in 2020.
•	Repeat borrower contribution was 88.1% in full year 2021, compared with 86.5% in 2020.

Full Year 2021 Financial Highlights

•	Total net revenue increased by 22.6% to RMB16,635.6 million (US$2,610.5 million) from RMB13,564.0 million in 2020.
•	Income from operations increased by 79.0% to RMB6,786.2 million (US$1,064.9 million) from RMB3,790.2 million in 2020.
•	Non-GAAP income from operations increased by 72.1% to RMB7,040.1 million (US$1,104.7 million) from RMB4,091.3 million in 2020.
•	Operating margin was 40.8%. Non-GAAP operating margin was 42.3%.
•	Net income increased by 64.9% to RMB5,764.5 million (US$904.6 million) from RMB3,495.7 million in 2020.
•	Non-GAAP net income increased by 58.5% to RMB6,018.4 million (US$944.4 million) from RMB3,796.9 million in 2020.
•	Net income attributed to the Company increased by 65.4% to RMB5,781.7 million (US$907.3 million) from RMB3,496.6 million in 2020.
•	Net income margin was 34.7%. Non-GAAP net income margin was 36.2%.

9 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “We are pleased to report a strong quarter and close the year with record breaking operational and financial results. In 2021 we have experienced significant challenges from subdued macro environment and drastically changing regulatory settings. We are proud to demonstrate management’s solid execution and the resilience of the Company’s business model. For year 2021, financial institutions originated RMB357.1 billion loans through our platform, up approximately 45% year-on-year. Approximately 54% of the loans was facilitated under the capital-light model and other technology solutions*10, as we continued to pursue long term strategic transition toward sustainable technology driven business models.

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In 2021 we made significant progress in SME market. At the end of the year, SME loans accounted for approximately 13% of total loan balance. We continue to enhance our services and reach out to potential SME customers through diverse channel partners and direct sales. In consumer market, as we gradually lower the prices, we are targeting better customer segments with generally lower risk and higher retention. We will further optimize our online and offline customer acquisition channels. We are encouraged by recent comments from economic policy makers showing continuous support to healthy development in both consumer and SME markets.

On the regulatory front, as one of the top Internet platforms, we have worked diligently to implement necessary adjustment to our operations according to regulatory requirement. At the end of 2021, we increased the registered capital of our micro-lending unit to RMB5 billion, significantly enhanced its capacity to serve broader customer base and its capability to handle market risks. We note that recent speech from top regulators suggesting that the rectification of the industry is running smoothly. We are confident that we should be able to make timely adjustments to satisfy with the requirements and guidelines set out by regulators.”

“We are very glad to report another quarter of strong financial results that tops our expectations despite multiple macro challenges we were facing. Total revenue was RMB4.42 billion and non-GAAP net income was RMB1.36 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “We continued to see solid demand for consumer credit, although the seasonal tightening in liquidity caused some fluctuation in asset quality. During the quarter we generated approximately RMB2 billion cash from operations. At the end of 2021, we held an ever strong financial position that not only enables us to support our long term growth and withstand market volatilities, but also allows us to continue improving returns to our shareholders through a quarterly dividend policy.”

Mr. Yan Zheng, Chief Risk Officer, added, “We are very pleased to achieve our 2021 risk management performance targets, despite experiencing some macro headwinds. In particular, we set multiple best-in-history record in key risk management metrics in first half of the year. Although we saw some fluctuation in asset quality during the fourth quarter, we believe such volatility was mainly reflecting the seasonally tightening funding cycle near year end. Among the key leading indicators, Day-1 delinquency*11 was 5.4%, while the 30-day collection rate*12 was over 87% in the quarter. As we move toward higher quality customer base, we are expecting noticeable improvement in our overall risk performance from current level throughout the year of 2022, particularly in the second half.”

10 We’ve used mainly data technology tools and AI risk management systems in the process of providing such services as loan facilitation, post-facilitation and borrowers’ referral to our customers. Revenue from these technology powered services amount to 49% of our total net revenue for the fourth quarter 2021.

11 “D1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

12 “M1 collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that became overdue as a specified date.

Fourth Quarter 2021 Financial Results

Total net revenue was RMB4,422.1 million (US$693.9 million), compared to RMB3,337.5 million in the same period of 2020, and RMB4,612.8 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,713.2 million (US$425.8 million), compared to RMB2,557.1 million in the same period of 2020, and RMB2,620.0 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB479.9 million (US$75.3 million), compared to RMB854.8 million in the same period of 2020 and RMB581.1 million in the prior quarter. The year-over-year decreases were driven by lower volume and interest rates of the capital heavy loans, and sequential declines were primarily due to lower interest rates and average tenor of the loans

Financing income*13 was RMB716.1 million (US$112.4 million), compared to RMB415.9 million in the same period of 2020 and RMB570.5 million in the prior quarter. The year-over-year and sequential increases were primarily due to growth in outstanding on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,494.7 million (US$234.5 million), compared to RMB1,251.6 million in the same period of 2020, and RMB1,440.7 million in the prior quarter. The year-over-year and sequential growth mainly reflected trends in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB22.5 million (US$3.5 million), compared to RMB34.8 million in the same period of 2020, and RMB27.6 million in the prior quarter. The year-over-year and sequential declines were mainly due to declines of late payment fees under capital-heavy model.

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Net revenue from Platform Services was RMB1,708.9 million (US$268.2 million), compared to RMB780.4 million in the same period of 2020 and RMB1,992.8 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB1,485.3 million (US$233.1 million), compared to RMB681.1 million in the same period of 2020 and RMB1,800.1 million in the prior quarter. The year-over-year growth was primarily due to growth in loan facilitation volume under capital-light model, the sequential decline was in part due to decline in capital light loan volume and lower average interest rates of the loans

Referral services fees were RMB177.4 million (US$27.8 million), compared to RMB78.2 million in the same period of 2020 and RMB156.3 million in the prior quarter. The year-over-year and sequential increases were primarily due to growth in facilitation volume through ICE.

Other services fees were RMB46.2 million (US$7.3 million), compared to RMB21.1 million in the same period of 2020 and RMB36.5 million in the prior quarter. The year-over-year and sequential growth reflected growth of late payment fees under capital-light model.

Total operating costs and expenses were RMB2,940.5 million (US$461.4 million), compared to RMB2,096.1 million in the same period of 2020 and RMB2,719.1 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB589.2 million (US$92.5 million), compared to RMB444.5 million in the same period of 2020 and RMB627.2 million in the prior quarter. The year-over-year increase was primarily due to growth in loan facilitation and origination volume. The sequential decline was in part due to improvement in operational efficiency.

Funding costs were RMB91.4 million (US$14.3 million), compared to RMB131.4 million in the same period of 2020 and RMB83.8 million in the prior quarter. The year-over-year decline was mainly due to increased funding contribution from ABS which has lower funding cost compared to trusts despite growth in loans facilitated through ABS and trusts. The sequential increase was mainly due to growth in funding from ABS and trusts.

Sales and marketing expenses were RMB628.2 million (US$98.6 million), compared to RMB316.4 million in the same period of 2020 and RMB577.3 million in the prior quarter. The year-over-year and sequential increases were mainly due to a more proactive customer acquisition strategy, particularly related to acquiring large ticket-size customers.

General and administrative expenses were RMB140.5 million (US$22.1 million), compared to RMB135.3 million in the same period of 2020 and RMB173.0 million in the prior quarter. The sequential declines were due to lower professional service fees and our continued effort to improve operational efficiency.

Provision for loans receivable was RMB223.1 million (US$35.0 million), compared to RMB105.5 million in the same period of 2020 and RMB360.4 million in the prior quarter. The year-over-year increase was mainly due to growth in on-balance sheet loans. The sequential decrease was mainly due to decline in facilitation and origination volume of on-balance sheet loans.

Provision for financial assets receivable was RMB70.3 million (US$11.0 million), compared to RMB57.5 million in the same period of 2020 and RMB70.1 million in the prior quarter. The year-over-year and sequential changes primarily reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB38.4 million (US$6.0 million), compared to RMB23.3 million in the same period of 2020 and RMB129.1 million in the prior quarter. The year-over-year increase was primarily due to increases in facilitation and origination volume. The sequential decrease was mainly due to loans facilitated under capital-light model performed better than expected.

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Provision for contingent liability was RMB1159.3 million (US$181.9 million), compared to RMB882.3 million in the same period of 2020 and RMB698.3 million in the prior quarter. The year-over-year and sequential changes primarily reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB1,481.6 million (US$232.5 million), compared to RMB1,241.3 million in the same period of 2020 and RMB1,893.7 million in the prior quarter.

Non-GAAP income from operations was RMB1,539.1 million (US$241.5 million), compared to RMB1,349.1 million in the same period of 2020 and RMB1,963.3 million in the prior quarter.

Operating margin was 33.5%. Non-GAAP operating margin was 34.8%.

Income before income tax expense was RMB1,541.5 million (US$241.9 million), compared to RMB1,351.9 million in the same period of 2020 and RMB1,922.7 million in the prior quarter.

Net income attributed to the Company was RMB1,322.6 million (US$207.5 million), compared to RMB1,204.8 million in the same period of 2020 and RMB1,564.1 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,380.1 million (US$216.6 million), compared to RMB1,312.5 million in the same period of 2020 and RMB1,633.6 million in the prior quarter.

Net income margin was 29.5%. Non-GAAP net income margin was 30.8%.

Net income per fully diluted ADS was RMB8.22 (US$1.30).

Non-GAAP net income per fully diluted ADS was RMB8.58 (US$1.35).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 154.57 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 160.82 million.

13 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

Full Year 2021 Financial Results

Total net revenues was RMB16,635.6 million (US$2,610.5 million), compared to RMB13,564.0 million in 2020.

Net revenue from Credit Driven Services was RMB10,189.2 million (US$1,598.9 million), compared to RMB11,403.7 million in 2020.

Loan facilitation and servicing fees-capital heavy were RMB2,326.0 million (US$365.0 million), compared to RMB4,596.6 million in 2020. The year-over-year decrease was primarily due to lower average interest rates of the loans and a decrease in facilitation volume under capital heavy model.

Financing income was RMB2,184.1 million (US$342.7 million), compared to RMB2,184.2 million in 2020. Contributions from increases in on-balance loans were largely offset by lower average interest rates.

Revenue from releasing of guarantee liabilities was RMB5,583.1 million (US$876.1 million), compared to RMB4,506.9 million in 2020. The year-over-year increase was mainly due to the growth in outstanding balance under capital-heavy model.

Other services fees were RMB95.9 million (US$15.0 million), compared to RMB116.0 million in 2020. The year-over-year decline was primarily due to decrease of late payment fees under capital-heavy model.

Net revenue from Platform Services was RMB6,446.5 million (US$1,011.6 million), compared to RMB2,160.2 million in 2020.

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Loan facilitation and servicing fees-capital light were RMB5,677.9 million (US$891.0 million), compared to RMB1,826.7 million in 2020. The year-over-year increase was primarily due to growth in loan facilitation volume under capital-light model.

Referral services fees were RMB620.3 million (US$97.3 million), compared to RMB265.3 million in 2020. The year-over-year increase was primarily due to the facilitation volume growth through ICE.

Other services fees were RMB148.2 million (US$23.3 million), compared to RMB68.3 million in 2020. The year-over-year increase was mainly due to growth in late payment fees as loan facilitation volume under capital-light model increased.

Total operating costs and expenses were RMB9,849.4 million (US$1,545.6 million), compared to RMB9,773.8 million in 2020.

Facilitation, origination and servicing expenses were RMB2,252.2 million (US$353.4 million), compared to RMB1,600.6 million in 2020. The year-over-year increase was primarily due to growth in loan facilitation volume.

Funding costs were RMB337.4 million (US$53.0 million), compared to RMB595.6 million in 2020. The year-over-year decline was mainly due to increased funding contribution from ABS which has lower funding cost compared to trusts.

Sales and marketing expenses were RMB2,090.4 million (US$328.0 million), compared to RMB1,079.5 million in 2020. The year-over-year increase was mainly due to a more proactive customer acquisition strategy, particularly related to acquiring large ticket-size customers.

General and administrative expenses were RMB557.3 million (US$87.5 million), compared to RMB456.0 million in 2020. The year-over-year increase was due to expanded business operations, partially offset by our continued effort to improve operational efficiency.

Provision for loans receivable was RMB965.4 million (US$151.5 million), compared to RMB698.7 million in 2020. The year-over-year increase was mainly due to growth in outstanding on-balance sheet loans.

Provision for financial assets receivable was RMB243.9 million (US$38.3 million), compared to RMB312.1million in 2020. The year-over-year decline was in part due to decrease in loan facilitation volume under capital-heavy model.

Provision for accounts receivable and contract assets was RMB324.6 million (US$50.9 million), compared to RMB237.3 million in 2020. The year-over-year increase was mainly due to growth in total loan facilitation volume under capital-heavy and capital-light model.

Provision for contingent liability was RMB3,078.2 million (US$483.0 million), compared to RMB4,794.1 million in 2020. The year-over-year decline was mainly due to decrease in loan facilitation volume under capital-heavy model and in part due to loans facilitated in second and third quarter of 2021 performed better than expected.

Income from operations was RMB6,786.2 million (US$1,064.9 million), compared to RMB3,790.2 million in 2020.

Non-GAAP income from operations was RMB7,040.1 million (US$1,104.7 million), compared to RMB4,091.3 million in 2020.

Operating margin was 40.8%. Non-GAAP operating margin was 42.3%.

Income before income tax expense was RMB7,022.7 million (US$1,102.0 million), compared to RMB4,081.7 million in 2020.

Income taxes expense was RMB1,258.2 million (US$197.4 million). Effective tax rate was 17.3%, compared to 13.4% in 2020.

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Net income attributed to the Company was RMB5,781.7 million (US$907.3 million), compared to RMB3,496.6 million in 2020.

Non-GAAP net income attributed to the Company was RMB6,035.6 million (US$947.1 million), compared to RMB3,797.8 million in 2020.

Net income margin was 34.7%. Non-GAAP net income margin was 36.2%.

Net income per fully diluted ADS was RMB35.98 (US$5.64).

Non-GAAP net income per fully diluted ADS was RMB37.56 (US$5.89).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 153.63 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 160.70 million.

M1+ Delinquency Rate by Vintage and M6+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative M1+ delinquency rates by loan facilitation and origination vintage and M6+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the M1+ charts, loans under “ICE” and other technology solutions are not included in the M6+ charts:

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Quarterly Dividend

The board of directors of the Company has approved a dividend of US$0.13 per ordinary share, or US$0.26 per ADS, for the fourth fiscal quarter of 2021 in accordance with the Company’s dividend policy, which is expected to be paid on May 13, 2022 to shareholders of record as of the close of business on April 6, 2022.

Business Outlook

The Company currently expects total loan facilitation and origination volume for 2022 to be between RMB410 billion and RMB450 billion, representing year-on-year growth of 15% to 26%. This forecast reflects the Company’s current and preliminary views, which is subject to material change.

Conference Call

360 DigiTech’s management team will host an earnings conference call at 7:30 PM U.S. Eastern Time on Thursday, March 10, 2022 (8:30 AM Beijing Time on March 11).

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	51117881#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until March 17, 2022:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	520000711#

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Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at ir.360shuke.com.

About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a leading financial technology platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. When coupled with its partnership with 360 Group, the Company’s solutions created noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income, non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, non-GAAP net income represents net income excluding share-based compensation expenses, non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses and non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,418,416	6,116,360	959,790
Restricted cash	2,355,850	2,643,587	414,836
Security deposit prepaid to third-party guarantee companies	915,144	874,886	137,289
Funds receivable from third party payment service providers	131,464	153,151	24,033
Accounts receivable and contract assets, net	2,394,528	3,097,254	486,027
Financial assets receivable, net	3,565,482	3,806,243	597,283
Amounts due from related parties	193,305	837,324	131,394
Loans receivable, net	7,500,629	9,844,481	1,544,814
Prepaid expenses and other assets	401,224	383,937	60,246
Total current assets	21,876,042	27,757,223	4,355,712
Non-current assets:
Accounts receivable and contract assets, net-non current	307,937	223,474	35,068
Financial assets receivable, net-non current	645,326	597,965	93,834
Amounts due from related parties	-	140,851	22,103
Loans receivable, net-non current	87,685	2,859,349	448,694
Property and equipment, net	19,360	24,941	3,914
Land use rights,net	-	1,018,908	159,889
Intangible assets	3,403	4,961	778
Deferred tax assets	1,398,562	834,717	130,985
Other non-current assets	48,990	42,606	6,686
Total non-current assets	2,511,263	5,747,772	901,951
TOTAL ASSETS	24,387,305	33,504,995	5,257,663

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	3,117,634	2,304,518	361,629
Accrued expenses and other current liabilities	809,761	2,258,329	354,381
Amounts due to related parties	71,562	214,057	33,590
Short term loans	186,800	397,576	62,388
Guarantee liabilities-stand ready	4,173,497	4,818,144	756,072
Guarantee liabilities-contingent	3,543,454	3,285,081	515,501
Income tax payable	1,227,314	624,112	97,937
Other tax payable	254,486	241,369	37,876
Total current liabilities	13,384,508	14,143,186	2,219,374
Non-current liabilities:
Deferred tax liabilities	37,843	121,426	19,054
Payable to investors of the consolidated trusts-noncurrent	1,468,890	4,010,597	629,350
Other long-term liabilities	14,974	13,177	2,068
Total non-current liabilities	1,521,707	4,145,200	650,472
TOTAL LIABILITIES	14,906,215	18,288,386	2,869,846
TOTAL 360 DIGITECH INC EQUITY	9,480,578	15,203,863	2,385,817
Noncontroling interests	512	12,746	2,000
TOTAL EQUITY	9,481,090	15,216,609	2,387,817
TOTAL LIABILITIES AND EQUITY	24,387,305	33,504,995	5,257,663

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,557,129	2,713,161	425,754	11,403,675	10,189,167	1,598,902
Loan facilitation and servicing fees-capital heavy	854,817	479,925	75,311	4,596,555	2,326,027	365,004
Financing income	415,901	716,053	112,364	2,184,180	2,184,128	342,737
Revenue from releasing of guarantee liabilities	1,251,564	1,494,682	234,548	4,506,935	5,583,135	876,116
Other services fees	34,847	22,501	3,531	116,005	95,877	15,045
Platform services	780,356	1,708,904	268,164	2,160,279	6,446,478	1,011,593
Loan facilitation and servicing fees-capital light	681,090	1,485,268	233,071	1,826,654	5,677,941	890,993
Referral services fees	78,151	177,428	27,842	265,300	620,317	97,341
Other services fees	21,115	46,208	7,251	68,325	148,220	23,259
Total net revenue	3,337,485	4,422,065	693,918	13,563,954	16,635,645	2,610,495
Facilitation, origination and servicing	444,452	589,230	92,463	1,600,564	2,252,157	353,413
Funding costs	131,351	91,431	14,348	595,623	337,426	52,950
Sales and marketing	316,350	628,164	98,573	1,079,494	2,090,374	328,025
General and administrative	135,346	140,518	22,050	455,952	557,295	87,452
Provision for loans receivable	105,490	223,133	35,014	698,701	965,419	151,495
Provision for financial assets receivable	57,493	70,285	11,029	312,058	243,946	38,280
Provision for accounts receivable and contract assets	23,327	38,403	6,026	237,277	324,605	50,938
Provision for contingent liabilities	882,334	1,159,325	181,923	4,794,127	3,078,224	483,041
Total operating costs and expenses	2,096,143	2,940,489	461,426	9,773,796	9,849,446	1,545,594
Income from operations	1,241,342	1,481,576	232,492	3,790,158	6,786,199	1,064,901
Interest income, net	32,568	16,466	2,584	77,169	126,256	19,812
Foreign exchange gain	62,013	17,652	2,770	101,534	35,549	5,578
Investment gain	-	-	-	-	10,115	1,587
Other income, net	15,985	25,853	4,057	112,884	64,590	10,136
Income before income tax expense	1,351,908	1,541,547	241,903	4,081,745	7,022,709	1,102,014
Income taxes expense	(147,544)	(236,240)	(37,071)	(586,036)	(1,258,196)	(197,438)
Net income	1,204,364	1,305,307	204,832	3,495,709	5,764,513	904,576
Net loss attributable to noncontrolling interests	444	17,254	2,708	897	17,212	2,701
Net income attributable to ordinary shareholders of the Company	1,204,808	1,322,561	207,540	3,496,606	5,781,725	907,277
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech,Inc.
Basic	3.97	4.28	0.67	11.72	18.82	2.95
Diluted	3.86	4.11	0.65	11.40	17.99	2.82

Net income per ADS attributable to ordinary shareholders of 360 DigiTech,Inc.
Basic	7.94	8.56	1.34	23.44	37.64	5.90
Diluted	7.72	8.22	1.30	22.80	35.98	5.64

Weighted average shares used in calculating net income per ordinary share
Basic	303,298,903	309,132,813	309,132,813	298,222,207	307,265,600	307,265,600
Diluted	312,423,549	321,634,368	321,634,368	306,665,099	321,397,753	321,397,753

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,159,202	2,011,384	315,630	5,325,810	5,789,700	908,530
Net cash provided by (used in) investing activities	428,208	(345,515)	(54,219)	892,770	(6,064,328)	(951,625)
Net cash provided by(used in) financing activities	(2,038,398)	456,950	71,705	(3,282,400)	2,263,720	355,227
Effect of foreign exchange rate changes	3,606	(702)	(110)	2,236	(3,411)	(536)
Net increase(decrease) in cash and cash equivalents	(447,382)	2,122,117	333,006	2,938,416	1,985,681	311,596
Cash, cash equivalents, and restricted cash, beginning of year/period	7,221,648	6,637,830	1,041,620	3,835,850	6,774,266	1,063,030
Cash, cash equivalents, and restricted cash, end of year /period	6,774,266	8,759,947	1,374,626	6,774,266	8,759,947	1,374,626

During the quarter, the Company acquired 30% equity interest of Shanghai 360 Changfeng Technology Co., Ltd. (“360 Changfeng”). Before the transaction, the Company owns 40% equity interest of 360 Changfeng and accounted for it as equity method investment. As such, it consolidated 360 Changfeng's financial statement into its financial statements after the transaction. The transaction is between entities under common control and has been retrospectively reflected in the consolidated financial statements from the beginning of 2021, but not to prior year as there is no impact. 360 Changfeng's major transaction in 2021 is to purchase the land use right at the amount of RMB 1 billion in the first quarter which is classified as "net cash used in operating activities" reflected in the Condensed Consolidated Statements of Cash Flows for year 2021. The details of the transaction was provided in the Company's press release furnished to the SEC on form 6-K which dated on December 20, 2021.

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Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Net income	1,204,364	1,305,307	204,832
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(61,851)	(16,314)	(2,560)
Other comprehensive income	(61,851)	(16,314)	(2,560)
Total comprehensive income	1,142,513	1,288,993	202,272
Comprehensive loss attributable to noncontrolling interests	444	17,254	2,708
Comprehensive income attributable to ordinary shareholders	1,142,957	1,306,247	204,980

	Year ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Net income	3,495,709	5,764,513	904,576
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(99,296)	(36,541)	(5,734)
Other comprehensive (loss) income	(99,296)	(36,541)	(5,734)
Total comprehensive income	3,396,413	5,727,972	898,842
Comprehensive loss attributable to noncontrolling interests	897	17,212	2,701
Comprehensive income attributable to ordinary shareholders	3,397,310	5,745,184	901,543

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,204,364	1,305,307	204,832
Add: Share-based compensation expenses	107,714	57,551	9,031
Non-GAAP net income	1,312,078	1,362,858	213,863
Non-GAAP net income margin	39.3%	30.8%
GAAP net income margin	36.1%	29.5%

Net income attributable to shareholders of 360 DigiTech, Inc	1,204,808	1,322,561	207,540
Add: Share-based compensation expenses	107,714	57,551	9,031
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	1,312,522	1,380,112	216,571
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	156,211,775	160,817,184	160,817,184
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	7.72	8.22	1.30
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	8.40	8.58	1.35

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,241,342	1,481,576	232,492
Add: Share-based compensation expenses	107,714	57,551	9,031
Non-GAAP Income from operations	1,349,056	1,539,127	241,523
Non-GAAP operating margin	40.4%	34.8%
GAAP operating margin	37.2%	33.5%

	Year ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	3,495,709	5,764,513	904,576
Add: Share-based compensation expenses	301,161	253,922	39,846
Non-GAAP net income	3,796,870	6,018,435	944,422
Non-GAAP net income margin	28.0%	36.2%
GAAP net income margin	25.8%	34.7%

Net income attributable to shareholders of 360 Finance, Inc	3,496,606	5,781,725	907,277
Add: Share-based compensation expenses	301,161	253,922	39,846
Non-GAAP net income attributable to shareholders of 360 Finance, Inc	3,797,767	6,035,647	947,123
Weighted average ADS used in calculating net income per ordinary share -diluted	153,332,550	160,698,877	160,698,877
Net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	22.80	35.98	5.64
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	24.77	37.56	5.89

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	3,790,158	6,786,199	1,064,901
Add: Share-based compensation expenses	301,161	253,922	39,846
Non-GAAP Income from operations	4,091,319	7,040,121	1,104,747
Non-GAAP operating margin	30.2%	42.3%
GAAP operating margin	27.9%	40.8%

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